                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 5)*

                              EXPRESS SCRIPTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   302182-10-0
                                 (CUSIP Number)

                                       N/A
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [x] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO. 302182-10-0                                          PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1.
                     NEW YORK LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
 2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                    (SEE INSTRUCTIONS)                                  (b) [ ]
--------------------------------------------------------------------------------
 3.                 SEC USE ONLY

--------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
                    New York
--------------------------------------------------------------------------------
              5.   SOLE VOTING POWER
                   0
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6.   SHARED VOTING POWER
BENEFICIALLY       12,000,230
  OWNED BY    ------------------------------------------------------------------
    EACH      7.   SOLE DISPOSITIVE POWER
  REPORTING        12,000,230
   PERSON     ------------------------------------------------------------------
    WITH      8.   SHARED DISPOSITIVE POWER
                   0
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   9.              PERSON
                   12,000,230
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  10.              CERTAIN SHARES                                           [ ]
                   (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  11.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   15.3%
--------------------------------------------------------------------------------
  12.              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP NO. 302182-10-0                                          PAGE 3 OF 9 PAGES


--------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1.
                     NYLIFE LLC
--------------------------------------------------------------------------------
 2.                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                     (SEE INSTRUCTIONS)                                 (b) [ ]
--------------------------------------------------------------------------------
 3.                  SEC USE ONLY

--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
                     Delaware
--------------------------------------------------------------------------------
              5.     SOLE VOTING POWER
                     0
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6.     SHARED VOTING POWER
BENEFICIALLY         4,500,000
  OWNED BY    ------------------------------------------------------------------
    EACH      7.     SOLE DISPOSITIVE POWER
  REPORTING          4,500,000
   PERSON     ------------------------------------------------------------------
    WITH      8.     SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 9.                  PERSON
                     4,500,000
--------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.                  CERTAIN SHARES                                         [ ]
                     (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     5.7%
--------------------------------------------------------------------------------
12.                  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     OO
--------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  Express Scripts, Inc. (the "Issuer")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  13900 Riverport Drive
                  Maryland Heights, MO  63043

ITEM 2(a).        NAME OF PERSONS FILING:

                  New York Life Insurance Company ("New York Life") and its wholly owned subsidiary, NYLIFE LLC, the successor entity to NYLIFE Inc. ("NYLIFE"). Filing Persons under Schedule 13G (filed on February 17, 1998), as amended by Amendment No. 1 to
                  Schedule 13G (filed on February 9, 1999), Amendment No. 2 to
                  Schedule 13G (filed on February 9, 2001), Amendment No. 3 to
                  Schedule 13G (filed on February 14, 2002) and Amendment No. 4 to Schedule 13G (filed on February 14, 2003).

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business office for each of New York Life and NYLIFE is 51 Madison Avenue, New York, NY 10010.

ITEM 2(c).        CITIZENSHIP:

                  New York Life is a New York mutual insurance company and NYLIFE is a Delaware limited liability company.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share, of the Issuer ("Common Stock").

ITEM 2(e).        CUSIP NUMBER:

                  302182-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  a. [ ] Broker or dealer registered under Section 15 of
                         the Act;

                  b. [ ] Bank as defined in Section 3(a)(6) of the Act;

                  c. [ ] Insurance company as defined in Section 3(a)(19) of the Act;


                                Page 4 of 9 Pages

                  d. [ ] Investment company registered under Section 8 of the
                         Investment Company Act of 1940;

                  e. [ ] An investment adviser in accordance with
                         Rule 13d-1(b)(1)(ii)(E) under the Act;

                  f. [ ] An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F) under the Act;

                  g. [ ] A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G) under the Act;

                  h. [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  i. [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
                         under the Act.

ITEM 4.           OWNERSHIP:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                  New York Life Insurance Company

                  a. Amount beneficially owned:  12,000,230*

                  b. Percent of class: 15.3% based on 78,543,451 shares
                     outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 30, 2003.

                  c. Number of shares as to which such person has:

                     i.   Sole power to vote or to direct the vote:  0

                     ii.  Shared power to vote or to direct the vote: 12,000,230

                     iii. Sole power to dispose or to direct the
                          disposition of:   12,000,230

                     iv. Shared power to dispose or to direct the disposition of: 0

                  NYLIFE LLC

                  a. Amount beneficially owned: 4,500,000


                                Page 5 of 9 Pages

                  b. Percent of class: 5.7% based on 78,543,451 shares
                     outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 30, 2003.

                  c. Number of shares as to which such person has:

                     i.   Sole power to vote or to direct the vote:  0

                     ii.  Shared power to vote or to direct the vote: 4,500,000

                     iii. Sole power to dispose or to direct the disposition
                          of:  4,500,000

                     iv. Shared power to dispose or to direct the disposition of: 0

                  *Does not include an aggregate of 29,311 shares held or managed by investment management subsidiaries of New York Life in an investment management or fiduciary capacity.

                  NYLIFE is the beneficial owner of 4,500,000 shares (the "NYLIFE Shares") of Common Stock, which represents approximately 5.7% of the outstanding shares of Common Stock based on 78,543,451 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 30, 2003. New York Life owns the entire limited liability company interest of NYLIFE and, as a result, may be deemed to be the beneficial owner of the NYLIFE Shares.

                  On November 7, 2000, in connection with an offering of certain securities issued by the Express Scripts Automatic Exchange Security Trust, a trust not affiliated with either Reporting Person or Express Scripts, Inc. (the "Trust"), NYLIFE entered into a forward purchase agreement (the "Contract") with the Trust relating to the disposition by NYLIFE of up to 6,900,000 shares of Common Stock held by NYLIFE (the "Contract Shares"). On February 11, 2002 NYLIFE effected a distribution to New York Life which included the Contract Shares and New York Life assumed NYLIFE's obligations under the Contract. On November 17, 2003, New York Life settled its obligations under the Contract with the Trust by delivering 5,749,770 shares of Common Stock and retaining 1,150,230 shares of Common Stock.

                  On April 28, 2003, New York Life entered into a SAILS Mandatorily Exchangeable Securities Contract (the "2003 Contract") with Credit Suisse First Boston International ("CSFBI") and Credit Suisse First Boston Corporation, as agent, relating to the disposition by New York Life of up to 5,500,000 shares of Common Stock held by New York Life (the "2003 Contract Shares"). Specifically, the 2003 Contract obligates New York Life to deliver to CSFBI on April 28, 2008 (subject to extension and acceleration) (the "2003 Maturity Date") a number of shares of Common Stock equal to the product of the 2003 Exchange Rate (as defined below) times 5,500,000, or at New York Life's option, to deliver an amount of cash equal to the 2003 Maturity Price (as defined in the 2003 Contract) of the number of shares otherwise deliverable. The 2003 Exchange Rate is equal to: (a) if the 2003 Maturity Price is less than or equal to $66.516 (the "2003 Threshold Price") but greater than $55.43 (the "2003 Issue Price"), a fraction equal to the 2003 Issue Price divided by the 2003 Maturity Price; (b) if the 2003 Maturity Price is greater than the 2003 Threshold Price, a ratio equal to one (1) minus a fraction, the numerator of which equals the excess of the 2003 Threshold Price over the 2003 Issue Price and the denominator of which equals the 2003 Maturity Price; and (c) if the 2003


                                Page 6 of 9 Pages

Maturity Price is equal to or less than the 2003 Issue Price, 1.0, subject in each case to anti-dilution and extraordinary transaction adjustments. New York Life received from CSFBI $272,549,310 in cash on May 1, 2003, pursuant to the 2003 Contract, representing the Purchase Price under the 2003 Contract, net of certain expenses and fees.

                  As previously reported, on August 22, 2001 NYLIFE entered into a SAILS Mandatorily Exchangeable Securities Contract with Credit Suisse First Boston International relating to the disposition by NYLIFE of up to 4,500,000 shares of Common Stock held by NYLIFE.

                  Under a Stockholder and Registration Rights Agreement between the Issuer and New York Life, New York Life has agreed, and agreed to cause each of its subsidiaries, including NYLIFE, to vote all voting securities of the Issuer held by New York Life and its subsidiaries (excluding shares managed for unrelated customers by New York Life or its investment management subsidiaries), in favor of the Issuer's slate of nominees for directors recommended by the Issuer's Board of Directors for election by stockholders of the Issuer (provided that, so long as New York Life is entitled to representation on the Issuer's Board of Directors pursuant to the Stockholder and Registration Rights Agreement, such slate includes New York Life's nominees).

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.


                                Page 7 of 9 Pages

ITEM 10.          CERTIFICATIONS:

                  Not applicable.

Joint Filing Agreement, incorporated by reference to Amendment No. 3 to the
Schedule 13G of the registrant filed on February 13, 2002.


                                Page 8 of 9 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2004


                                      NEW YORK LIFE INSURANCE COMPANY


                                      By: /s/ Anne F. Pollack
                                          -------------------------------------
                                          Name:  Anne F. Pollack
                                          Title: Senior Vice President and Chief
                                                 Investment Officer

                                      NYLIFE LLC


                                      By: /s/ Anne F. Pollack
                                          --------------------------------------
                                          Name:  Anne F. Pollack
                                          Title: Senior Vice President and Chief
                                                 Investment Officer


                                Page 9 of 9 Pages